Mail Stop 3561

May 1, 2008

Via Fax & U.S. Mail

Mr. Philip H. Trenary, Chief Executive Officer
Pinnacle Airlines Corp.
1689 Nonconnah Boulevard
Suite 111
Memphis, Tennessee 38132

> **Re:** **Pinnacle Airlines Corp.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 001-31898**

Dear Mr. Trenary:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Item 6. Selected Financial Statements, page 23

1.   Please revise footnote (1) in future filings to more fully describe how the
        Northwest and Mesaba bankruptcy filings impacted the company's results of
        operations for the years ended December 31, 2006 and 2005.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25
Overview, page 25

2.   Please revise future filings to include all disclosures required by Item 10(e) of
        Regulation S-K with regards to any non-GAAP financial measures presented in
        your Form 10-K. Specifically, we note your presentation of the non-GAAP
        measure consolidated operating income "excluding nonrecurring items." You
        should include a reconciliation of the differences between the non-GAAP
        financial measure disclosed with the most directly comparable financial measure
        calculated and presented in accordance with GAAP, as well as a description of
        why management believes the measure to be useful to investors and for what
        purposes management uses the measure.

Consolidated Results of Operations, page 33
2007 Compared to 2006, page 33
Nonoperating Expense, page 34

3.   We note from the discussion on page 34 of MD&A that the $4.1 million loss on
        the sale of the $42.5 million bankruptcy claim from Northwest and a $.2 million
        gain on the sale of fixed assets have been reflected in nonoperating expense in
        your consolidated statement of operations for 2007. As the bankruptcy claim
        arose as a result of your normal operations under the ASA with Northwest, we
        believe than any gain or loss on its sale or disposition should be reflected in
        operating income consistent with the other provisions for losses and decreases of
        provisions for losses associated with the Northwest and Mesaba bankruptcy
        filings. Furthermore, gains and losses from the disposition of fixed assets should
        also be included in operating income as required by paragraph 45 of SFAS
        No.144. Please revise your classification of these items in future filings so that
        they are included as components of income from operations.

Financial Statements, page 45
Consolidated Statements of Income, page 47

4.   Please revise the notes to your financial statements and MD&A to explain the
        nature and amounts of the items included in the line item "provision for
        (decreases) increases in losses associated with bankruptcy filings of Northwest
        and Mesaba" during each period presented in your consolidated statements of
        income. MD&A should also be revised to discuss the nature and timing of the
        events or changes in circumstances that resulted in changes in this line item from
        period to period.

Notes to consolidated financial statements, page 51
Note 2. Significant Accounting Policies, page 52
Short-Term Investments, page 57

5.   We note from the disclosures in Note 2 that the company invests excess cash in
        short-term money market instruments, short-term marketable debt securities, and
        highly liquid equity securities which are classified as available for sale. We also
        note from the disclosure in Notes 2 and 16 that the company held investments in
        auction rate preferred stock and debt securities at December 31, 2007 and 2006.
        Please revise future filings to include all of the disclosures required by paragraphs
        19 through 22 of SFAS No.115 with respect to these investments, as applicable.

Note 3. Colgan Acquisition, page 59

6.   We note from page 56 that you concluded that no goodwill impairment charge
        was required during 2007. Given Colgan's deteriorating performance in 2007 and
        the measures the company is taking to try to return Colgan to profitability, it is
        somewhat unclear why no impairment charge was required during 2007. Please
        provide us with your impairment analysis of goodwill recognized in connection
        with the Colgan acquisition for your year ended December 31, 2007. Also, please
        significantly expand your disclosures in future filings to explain why no
        impairment charge was required with regards to Colgan's goodwill during 2007.
        We may have further comment upon receipt of your response.

Note 4. Code-share Agreements with Partners, page 60

Northwest Airlines, page 60

7.   Please tell us and revise your financial statement disclosures in future filings to address the following matters with respect to the revised ASA with Northwest and the related agreements discussed in Note 4 to your financial statements:

- We note the disclosure indicating that on January 3, 2007, the company agreed to assign an aggregate of $335,000 of its $377,500 stipulated unsecured claim to several third parties for aggregate proceeds of $282,900, net of expenses. We also note that because the total unsecured claim was intended to compensate the company for pre-petition account receivables and foregone future earnings under the 2002 ASA, the company is recognizing the $271,900 fair value of its stipulated unsecured claim in excess of the $42,900 pre-petition receivables over the 11-year term of the ASA. We further note that because the Preferred Share purchased for $20,000 in connection with these agreements was determined to have nominal value, the company reduced the deferred ASA revenue by the present value of this obligation. In this regard, please explain the factors responsible for the difference between the $282,900 of net proceeds and the $271,900 fair value of unsecured claims in excess of the pre-petition receivables. Also, please explain why the net amount of the $271,900 of excess unsecured claims and the $20,000 payment for the preferred stock, or $251,900 does not agree to the amount reflected in the table on page 61 on the line item "proceeds from sale of unsecured claim" of $253,042. Also, please tell us and clarify in your disclosures whether any gain or loss was recognized by the company in connection with this assignment of the Northwest unsecured claim. If so, please explain how this gain or loss was calculated or determined.

- In addition, we note from the disclosures on page 20 of your Form 10-K that the company purchased 2,492,000 shares of common stock held by Northwest during November 2007 for $32.9 million or approximately $13.22 per share which was less than the closing market price of $16.26. Please tell us and explain in the disclosures in your financial statements why the difference between the market value of these shares and their purchase price was reflected as an adjustment to the deferred revenue associated with the revised ASA of $271,900, similar to the $20,000 purchase price paid to Northwest for the Preferred stock. If the repurchase of these common shares was not considered attributable to the revised ASA, please explain your basis for this conclusion.

- We note the disclosure indicating that the company sold the final $42,500 of its unsecured claim against Northwest to Goldman Sachs Credit Partners L.P. for a net purchase price of $27,731 on June 29, 2007. We also note that the company recognized a nonoperating loss on the sale of this claim of $4,144, which represents the difference between the $31,875 fair value of the claim as of March 31, 2007 and Goldman Sach's purchase price of $27,731. If the pre-petition receivables from Northwest had previously been adjusted to their fair value as your disclosures appear to imply, please indicate when any provision to reflect the receivable at fair value had been recognized and where it is presented in the company's consolidated statements of operations.

We may have further comment upon review of your response.

Disputes, page 62

8.   We note that the company has disputes regarding amounts that relate to periods prior to the current ASA or the revised ASA that was adopted in January 2007. Please clarify why such disputes, if prior to the effective date of the current ASA, were not included as part of Northwest's bankruptcy proceedings. Your response should include what amounts you have accrued in your balance sheet (receivable or liabilities) relating to the disputed items and the reasons for your conclusions as to why you think these amounts are either recoverable or not probable at this time.

Note 14. Income Taxes, page 74

9.   We note from page 76 that the company has reserved $16,694 related to potential adjustments from the IRS estimated not to exceed $35,000 plus penalties of $9,747. Please tell us why you believe you have reserved sufficiently for this exposure given the amount of potential IRS adjustments disclosed in note 14. As part of your response, please explain in detail why you have established reserves for an amount significantly less that your maximum exposure for potential adjustments. Include in your response any past history with similar tax positions the company has taken and any impact adopting FIN 48 had on your uncertain tax positions.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief